POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2022

PolyMet Mining Corp.

Condensed Interim Consolidated Balance Sheets

Unaudited - All figures in thousands of U.S. Dollars

	September 30, 2022	December 31, 2021
ASSETS

Current
Cash	$8,604	$2,958
Amounts receivable and other assets (Note 1)	1,051	342
Prepaid expenses	667	1,089
	10,322	4,389
Non-Current
Restricted deposits (Notes 6 and 11)	11,188	14,298
Amounts receivable and other assets	1,950	2,379
Mineral property, plant and equipment (Note 4)	432,023	422,721
Intangibles (Note 5)	24,301	24,339

Total Assets	479,784	468,126

LIABILITIES

Current
Accounts payable and accruals	4,262	3,136
Lease liabilities	126	117
Convertible debt (Note 8)	81,151	-
Promissory note (Note 9)	-	17,695
Environmental rehabilitation provision (Note 6)	1,244	1,050
	86,783	21,998
Non-Current
Accruals	318	115
Lease liabilities	238	334
Deferred income tax liabilities	492	-
Convertible debt (Note 8)	-	35,753
Environmental rehabilitation provision (Note 6)	56,304	52,319
Total Liabilities	144,135	110,519

SHAREHOLDERS' EQUITY

Share capital	530,267	528,722
Equity reserves	75,530	72,676
Deficit	(270,148)	(243,791)

Total Shareholders' Equity	335,649	357,607

Total Liabilities and Shareholders' Equity	$479,784	$468,126

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry , Director	/s/ Dr. David Dreisinger , Director

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Operations Expense
Resource evaluation	$1,018	$248	$3,386	$2,961
Salaries, director fees and related benefits	1,020	992	3,181	3,085
Share-based compensation (Note 10)	425	107	1,546	966
Public company and public relations	284	500	940	990
Professional fees	142	113	527	455
Office and administration	171	168	599	2,199
Depreciation and amortization	61	65	182	194
Loss from Operations	3,121	2,193	10,361	10,850

Other Expenses (Income)
Finance costs - net (Note 11)	4,838	1,621	14,098	3,155
Loss on foreign exchange	8	9	12	9
Gain on disposal of assets	-	-	-	(162)
Loss (gain) on financial asset fair value	74	(2)	(195)	(1,199)
Loss on refinancing (Note 8)	-	-	1,598	-
Other income	(3)	(27)	(9)	(34)
Total Other Expenses	4,917	1,601	15,504	1,769

Loss Before Taxes	8,038	3,794	25,865	12,619

Income Tax Expense
Deferred income tax expense	-	-	492	-
Total Loss and Comprehensive Loss	8,038	3,794	26,357	12,619

Basic and Diluted Loss per Share	$0.08	$0.04	$0.26	$0.13

Weighted Average Number of Shares - basic and diluted	101,471,132	100,877,320	101,457,151	100,872,464

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2020	100,733,778	$527,908	$69,953	$(228,222)	$369,639
Total comprehensive loss for the period	-	-	-	(12,619)	(12,619)
Debenture exchange warrants	-	-	2,542	-	2,542
Vesting of restricted shares and RSU's (Note 10)	85,510	605	(605)	-	-
Share-based compensation (Note 10)	58,032	204	535	-	739
Balance - September 30, 2021	100,877,320	$528,717	$72,425	$(240,841)	$360,301

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2021	100,878,882	$528,722	$72,676	$(243,791)	$357,607
Total comprehensive loss for the period	-	-	-	(26,357)	(26,357)
Debenture exchange warrants (Note 8)	-	-	3,223	-	3,223
Vesting of restricted shares and RSU's (Note 10)	521,054	1,360	(1,360)	-	-
Share-based compensation (Note 10)	71,196	185	991	-	1,176
Balance - September 30, 2022	101,471,132	$530,267	$75,530	$(270,148)	$335,649

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited - All figures in thousands of U.S. Dollars

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Operating Activities
Loss for the period	$(8,038)	$(3,794)	$(26,357)	$(12,619)
Items not involving cash:
Depreciation and amortization	61	65	182	194
Debt accretion and interest (Notes 8 and 9)	2,795	1,018	7,317	2,631
Environmental rehabilitation accretion (Notes 6 and 11)	493	485	1,457	1,446
Share-based compensation (Note 10)	425	107	1,546	966
Unrealized loss on foreign exchange	5	-	6	-
Loss on refinancing (Note 8)	-	-	1,598	-
Gain on disposal of assets	-	-	-	(162)
Loss (gain) on financial asset fair value	74	(2)	(195)	(1,199)
Changes in non-cash working capital
Restricted deposits	593	113	3,110	(945)
Amounts receivable	397	46	618	1,501
Prepaid expenses	96	204	422	486
Accounts payable and accruals	(510)	(1,917)	582	(340)
Deferred income tax liabilities	-	-	492	-
Net cash used in operating activities	(3,609)	(3,675)	(9,222)	(8,041)

Financing Activities
Debenture funding, net of costs (Note 8)	7,000	9,917	22,011	16,917
Cash settled RSU's (Note 10)	-	-	(721)	(209)
Net cash provided by financing activities	7,000	9,917	21,290	16,708

Investing Activities
Property, plant and equipment purchases (Note 4)	(1,754)	(1,546)	(5,713)	(4,893)
Property, plant and equipment disposal proceeds	-	-	-	162
Asset acquisition costs (Note 1)	(703)	-	(703)	-
Net cash used in investing activities	(2,457)	(1,546)	(6,416)	(4,731)

Net Increase in Cash	934	4,696	5,652	3,936
Effect of foreign exchange on Cash	(5)	-	(6)	-
Cash - Beginning of period	7,675	2,794	2,958	3,554
Cash - End of period	$8,604	$7,490	$8,604	$7,490
Supplemental information - non-cash investing and financing
Capitalization of accounts payable and accruals to mineral property	$268	$205	$336	$379
Capitalization of share-based compensation to mineral property (Note 10)	(12)	24	222	203

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. ("PolyMet US" and, together with PolyMet Mining Corp., "PolyMet" or the "Company"), the Company is engaged in the exploration and development of natural resource properties.

The Company's shares are listed on the TSX and NYSE American.  Glencore AG, a wholly owned subsidiary of Glencore plc (together "Glencore"), has a majority shareholder relationship with the Company as a result of Glencore's ownership of 71% of the Company's issued shares.

The Company's primary mineral property is the NorthMet Project ("NorthMet" or "Project"), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.

PolyMet received its Permit to Mine from the State of Minnesota in November 2018, a crucial permit for construction and operation of the Project. The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") in December 2018.  Further, PolyMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers ("USACE") in March 2019, which was the last key permit or approval needed to construct and operate the Project.

Legal challenges contesting various aspects of federal and state decisions and permits are ongoing and have delayed the Project timeline.  All legal challenges that have reached a final determination have been in favor of the Company and of the more than 20 permits issued, all are active with the exception of three (Permit to Mine, NPDES water discharge permit, 404 wetlands permit).  In April 2021, the Minnesota Supreme Court overturned a decision by the Minnesota Court of Appeals ("MCOA") for an open-ended contested case hearing and instead limited the Permit to Mine contested case hearing to the effectiveness of bentonite clay at the tailings basin.  In January 2022, the MCOA affirmed key aspects of the NPDES water discharge permit but ordered the MPCA to consider whether any discharges to groundwater will be the "functional equivalent" of discharges to navigable waters.  The 404 wetlands permit is suspended pending the outcome of a 401a2 hearing by the USACE.  PolyMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.

On July 20, 2022, the Company announced that it had entered into an agreement with Teck American, Inc., a subsidiary of Teck Resources Limited (together "Teck"), to form a 50:50 joint venture (the "Joint Venture") that will place their respective NorthMet and Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver under single management.  The two projects account for approximately one-half of the known resources of copper, nickel, cobalt and precious metals in Minnesota's Duluth Complex and are adjacent to each other. Teck's Mesaba Project is progressing baseline environmental studies, resource definition and mineral processing studies.  Further studies and community and tribal consultation will be required to fully define the long-term development potential of Mesaba.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity - Continued

Upon successful completion of the Joint Venture, the Company and Teck will become equal owners in PolyMet Mining, Inc., which will be renamed NewRange Copper Nickel LLC.  While the agreement is a non-cash transaction, the Company and Teck are responsible for funding their pro rata share of costs relating to the NorthMet and Mesaba projects. PolyMet and Teck have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility study estimates and undertake detailed engineering to position NorthMet for a development decision following permit clearances.  The agreement is anticipated to be completed by the end of Q1 2023 and is subject to customary closing conditions and certain regulatory approvals.

Glencore has committed to support PolyMet's respective portion of the initial work program required under the Joint Venture and certain other costs and expenses in an amount of up to $105 million. Pursuant to the commitment by Glencore, Glencore has agreed to fully backstop a rights offering by PolyMet to raise additional funding.  Glencore also committed to either convert outstanding convertible debentures or backstop additional funding under the rights offering to repay these debentures.

During the nine months ended September 30, 2022, transaction costs of $2.915 million were incurred related to the Joint Venture with $2.212 million expensed as finance costs incurred prior to agreement approval and $0.703 million recorded as other current asset costs incurred subsequent to the approval of the agreement.  Upon closing, the other current asset costs will be capitalized to mineral property, plant, and equipment as asset acquisition costs.

The realization of the Company's investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet and other assets, the ability to obtain financing necessary to complete the development of NorthMet and other assets, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at September 30, 2022, the Company had cash of $8.604 million and a working capital deficiency of $76.461 million, primarily due to the $81.151 million convertible debt with Glencore being due March 31, 2023.

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the anticipated rights offering, allowing the Company to satisfy future financial obligations, to complete development of the Project and to conduct future profitable operations. Management's belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of these consolidated financial statements.

In late December 2019, a novel coronavirus ("COVID-19") was identified and subsequently spread worldwide.  On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic creating an unprecedented global health and economic crisis.  The impact of COVID-19 and its variants (together "COVID") on global markets has been significant.  As of the date of these statements, there has not been any material direct impact on the Company's operations as a result of COVID.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2021.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021.  These financial statements were approved by the Board of Directors on November 10, 2022.

3. Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2023.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2022.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor. The Company's recovery of $3.554 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year. The Company's recovery of $0.309 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4. Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance as at December 31, 2021	$422,077	$644	$422,721
Additions	6,182	-	6,182
Changes to environmental rehabilitation provision (Note 6)	3,263	-	3,263
Depreciation	-	(143)	(143)
Balance as at September 30, 2022	431,522	501	432,023
Gross carrying value	478,690	2,166	480,856
Accumulated depreciation and impairment	$(47,168)	$(1,665)	$(48,833)

Mineral Property	September 30, 2022	December 31, 2021
Mineral property acquisition and interest	$79,625	$79,625
Mine plan and development	53,881	53,085
Environmental	152,260	149,275
Consulting and wages	66,229	64,299
Reclamation and remediation (Note 6)	48,177	44,914
Site activities	31,272	30,801
Mine equipment	78	78
Total	$431,522	$422,077

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together "Cliffs") large parts of a processing facility located approximately six miles from the ore body.  In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.  The consideration paid for the processing facility and associated infrastructure was $18.9 million in cash and $13.953 million in shares. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the nine months ended September 30, 2022, the Company capitalized development costs of $6.182 million (September 30, 2021 - $5.395 million) necessary to bring the Project to commercial production.  No borrowing costs were capitalized during the nine months ended September 30, 2022.  As Project assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to September 30, 2022.

The Company regularly assesses whether there are indicators of asset impairment. No indicators of asset impairment were identified to September 30, 2022.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5. Intangibles

Details of the Intangibles are as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Intangibles - beginning of period	$24,339	$24,390
Amortization	(38)	(51)

Intangibles - end of period	24,301	24,339
Gross carrying value	24,442	24,442
Accumulated amortization	$(141)	$(103)

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits the Company can use for the Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments are recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  As at September 30, 2022, the carrying amount of wetland mitigation bank credit intangibles was $24.185 million (December 31, 2021 - $24.185 million).

As at September 30, 2022, the carrying amount of software intangibles was $0.116 million (December 31, 2021 - $0.154 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6. Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Environmental Rehabilitation Provision - beginning of period	$53,369	$51,750
Change in estimate	3,263	330
Liabilities discharged	(541)	(645)
Accretion expense	1,457	1,934
Environmental Rehabilitation Provision - end of period	57,548	53,369
Less: current portion	(1,244)	(1,050)
Non-current portion	$56,304	$52,319

Federal, state and local laws and regulations concerning environmental protection affect the Company's assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company's provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company's best estimate of the environmental rehabilitation provision as at September 30, 2022 was $57.548 million (December 31, 2021 - $53.369 million) based on estimated cash flows required to settle this obligation in present day costs of $67.689 million (December 31, 2021 - $68.230 million), a projected inflation rate of 2.4% (December 31, 2021 - 2.1%), a market risk-free nominal interest rate of 3.5% (December 31, 2021 - 3.6%) and expenditures expected to occur over a period of approximately 30 years.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management's estimate, the liability would have increased by $9.5 million as at September 30, 2022 and conversely, if the discount rate had been 1% higher than management's estimate, the liability would have decreased by $7.6 million as at September 30, 2022.

In November 2018, the Company received the Permit to Mine and certain other permits for the Project from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on the Company's planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. The Company may terminate these financial instruments, partially or in full, only upon fulfilling site reclamation requirements and receiving approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year of mining operations after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.  There were no changes in the financial assurance obligations during the nine-month period ended September 30, 2022.  As at September 30, 2022, the trust fund balance was $10.937 million (December 31, 2021 - $14.047 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7. Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at September 30, 2022:

  Equity - 72,008,404 common shares of the Company acquired between 2009 and 2019 representing 71% of the Company's issued shares; and
  Convertible debt (see Note 8) - $80.0 million initial principal unsecured convertible debentures due March 31, 2023.

See additional discussion of Glencore agreements in Notes 1, 8, and 9.

8. Convertible Debt

Details of the Convertible Debt are as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Convertible Debt - beginning of period	$35,753	$18,747
Fair value of debenture funding	38,219	14,375
Accretion and interest	7,179	2,631

Convertible Debt - end of period	$81,151	$35,753

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The debentures are due on the earlier of March 31, 2023 or upon $100 million of Project financing.  Interest accrues at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.223 per share.  The first tranche in the amount of $7.0 million was issued on March 18, 2020, the second tranche in the amount of $7.0 million was issued on June 23, 2020, the third tranche in the amount of $9.0 million was issued on September 30, 2020 and the final tranche of $7.0 million was issued on January 28, 2021.

On July 15, 2021, the Company issued to Glencore an unsecured convertible debenture in the amount of $10.0 million. The debenture is due on the earlier of March 31, 2023 or upon $100 million of Project financing.  Interest accrues at 4% per annum on the balance drawn and the principal amount of the debenture is convertible into common shares of the Company at a conversion price equal to $3.4550 per share.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8. Convertible Debt - Continued

On February 14, 2022, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2022 with a total principal amount of up to $40.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The debentures are due on the earlier of March 31, 2023 or upon $100 million of Project financing.  Interest accrues at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.57 per share.  The Company also agreed to pay a facilitation fee of 5% for each convertible debenture.  The first tranche in the amount of $26.0 million was issued on February 14, 2022 with $17.8 million used to repay the promissory note and related accrued interest that was due February 28, 2022 (see Note 9).  The Company and Glencore agreed to net settle $17.833 million from issuance of the first tranche on February 14, 2022 against the promissory note.  The second tranche in the amount of $7.0 million was issued on May 13, 2022.  The third and fourth tranches were combined in the total amount of $7.0 million and issued on September 15, 2022.

The February 14, 2022 exchange of instruments included changes to the terms and conditions which constituted an extinguishment of the old promissory note and establishment of a new convertible note.  The transaction resulted in a $1.598 million refinancing loss consisting of fees and costs incurred and the difference between the carrying value of the old liability and the fair value of the new one.

The convertible debenture proceeds were bifurcated between the debt and equity components.  The debt component has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method. The fair value of the debt component was estimated using a discounted cash flow model.

The fair value of the debt components issued during 2022 was $38.219 million with transaction costs of $1.442 million and the residual of $3.223 million allocated to equity.  No borrowing costs were capitalized during 2022.

Glencore has committed to either convert outstanding convertible debentures or backstop additional funding under the rights offering to repay these debentures.  See additional discussion in Note 1.

9. Promissory Note

Details of the Promissory Note are as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Promissory Note - beginning of period	$17,695	$16,629
Accretion and interest	138	1,066
Repayment	(17,833)	-
Promissory Note - end of period	-	17,695
Less: current portion	-	(17,695)
Non-current portion	$-	$-

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million.  The term of the promissory note was extended from December 31, 2021 to February 28, 2022 and was repaid on February 14, 2022 (see Note 8).  Interest accrued on the outstanding balance at three-month U.S. dollar LIBOR plus 6.0%.  No borrowing costs were capitalized during 2022.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital

a) Issuances for Cash

There were no shares issued for cash during the nine months ended September 30, 2022 or year ended December 31, 2021.

b) Share-Based Compensation

The Omnibus Share Compensation Plan ("Omnibus Plan") was created to align the interests of the Company's employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company's shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company's shareholders most recently on June 16, 2021.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date.

During the nine months ended September 30, 2022, the Company recorded $1.768 million for share-based compensation (September 30, 2021 - $1.169 million) with $1.546 million expensed to share-based compensation (September 30, 2021 - $0.966 million) and $0.222 million capitalized to mineral property, plant and equipment (September 30, 2021 - $0.203 million).  The offsetting entries were to equity reserves for $0.991 million (September 30, 2021 - $0.535 million), share capital for $0.185 million (September 30, 2021 - $0.204 million) and payables for $0.592 million (September 30, 2021 - $0.430 million).  Total share-based compensation for the period comprised $1.583 million for restricted share units (September 30, 2021 - $0.965 million) and $0.185 million for issuance of 71,196 unrestricted shares (September 30, 2021 - $0.204 million for 58,032 shares).  Vesting of restricted share units during the period resulted in $1.360 million being transferred from equity reserves to share capital (September 30, 2021 - $0.605 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

c) Share Options

Share options granted may not exceed a term of ten years and the expiration date is accelerated if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the share options outstanding are as follows:

	Nine months ended September 30, 2022		Year ended December 31, 2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding - beginning of period	1,935,300	$7.19	2,295,200	$7.51
Expired	(838,600)	6.65	(359,900)	9.22
Outstanding - end of period	1,096,700	$7.61	1,935,300	$7.19

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
3.90 to 5.50	25,000	25,000	$3.90	7.74
5.51 to 7.00	75,000	75,000	6.41	2.96
7.01 to 8.70	946,700	876,800	7.69	1.07
8.71 to 10.57	50,000	50,000	9.92	3.60
	1,096,700	1,026,800	$7.61	1.46

As at September 30, 2022 all outstanding share options are vested and exercisable, with the exception of 69,900 scheduled to vest upon production.  The outstanding share options have expiry periods between 0.27 and 7.74 years and are expected to primarily be settled in shares upon exercise.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

d) Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the restricted shares and restricted share units are as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding - beginning of period	1,502,496	1,151,035
Granted	743,110	505,726
Vested	(801,631)	(154,265)
Forfeited	(113,666)	-
Outstanding - end of period	1,330,309	1,502,496

As at September 30, 2022, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (construction finance - 86,557; production - 45,261; January 2023 - 431,816; January 2024 - 570,554 and other - 79,489).  The remaining 116,632 outstanding restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 552,544 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

During the nine months ended September 30, 2022, the Company granted 743,110 restricted share units (September 30, 2021 - 24,063) which had a fair value of $2.031 million (September 30, 2021 - $0.090 million) to be expensed over the vesting periods.

During the nine months ended September 30, 2022, there were 521,054 restricted share units (September 30, 2021 - 85,510) settled upon vesting with shares and 280,577 restricted share units (September 30, 2021- 65,630) settled upon vesting with cash for $0.721 million (September 30, 2021 - $0.209 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

e) Bonus Shares

The bonus share incentive plan was established for the Company's directors and key employees and was approved by the disinterested shareholders at the Company's shareholders' meeting held in May 2004.  The Company has authorized 364,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  The fair value of these unissued bonus shares has been fully amortized.

Details of the bonus shares are as follows:

	Nine months ended September 30, 2022		Year ended December 31, 2021
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding - beginning of period	270,000	364,000	270,000	364,000
Outstanding - end of period	270,000	364,000	270,000	364,000

f) Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Nine months ended September 30, 2022		Year ended December 31, 2021
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding - beginning of period	745,307	$6.38	3,137,918	$8.04
Expired	-	-	(2,392,611)	8.56
Outstanding - end of period	745,307	$6.38	745,307	$6.38

The outstanding share purchase warrants have an expiry period of 1.50 years, subject to acceleration in certain circumstances.

11. Finance Costs - Net

Details of net finance costs are as follows:

	Nine months ended
	September 30, 2022	September 30, 2021
Debt accretion and interest (Notes 8 and 9)	$7,317	$2,631
Environmental rehabilitation accretion (Note 6)	1,457	1,446
Restricted deposit loss/(gain) (Note 6)	3,110	(945)
Interest income	(47)	(8)
Other finance costs (Note 1)	2,261	31
Finance costs - net	$14,098	$3,155

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

12. Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Nine months ended
	September 30, 2022	September 30, 2021
Salaries and other short-term benefits	$2,113	$1,676
Other long-term benefits	56	50
Share-based payment (1)	1,336	713
Total	$3,505	$2,439

(1) Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions in certain circumstances, including for example, for termination without cause by the Company, termination by the employee for good reason (as defined in the agreement) or in connection with a change of control.  Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership and majority shareholder relationship, it is also a related party.  In addition to the transactions and liabilities described elsewhere in these financial statements, the Company is a party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support and other costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the nine months ended September 30, 2022, the Company recorded $0.152 million (September 30, 2021 - $0.051 million) for services under this agreement.

13. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, the Company had firm commitments as at September 30, 2022 of approximately $0.436 million with approximately $0.064 million due over the next year and the remainder due over the following three years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business and regularly reviews these matters for adequacy of recognition and disclosure.  The assessment of provisions and contingencies inherently involves the exercise of significant judgment.  Other than items recognized or disclosed elsewhere in these financial statements, no significant contingencies were identified as at September 30, 2022.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14. Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at September 30, 2022 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$8,604	$-	$8,604
Restricted deposits	458	10,730	11,188
Amounts receivable and other assets	1,319	1,682	3,001
Total financial assets	10,381	12,412	22,793

Financial liabilities
Accounts payable and accruals	3,725	855	4,580
Convertible debt	81,151	-	81,151
Lease liabilities	364	-	364
Total financial liabilities	$85,240	$855	$86,095

The carrying values of each classification of financial instrument as at December 31, 2021 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$2,958	$-	$2,958
Restricted deposits	555	13,743	14,298
Amounts receivable and other assets	608	2,113	2,721
Total financial assets	4,121	15,856	19,977

Financial liabilities
Accounts payable and accruals	2,267	984	3,251
Convertible debt	35,753	-	35,753
Promissory note	17,695	-	17,695
Lease liabilities	451	-	451
Total financial liabilities	$56,166	$984	$57,150

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs for the asset or liability that are not based on observable market data.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14. Financial Instruments and Risk Management - Continued

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $10.730 million (December 31, 2021 - $13.743 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.682 million (December 31, 2021 - $2.113 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.855 million (December 31, 2021 - $0.984 million).

The fair value of the convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.